 **LION INDUSTRIES CORPORATION BERHAD** (415-D)

4 March 2008



**08001391**

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

**SUPPL**

Dear Sirs

Re :    Exemption No. 82-3342
        Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 3 March 2008, Re: Dealings in Securities by Principal Officers Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.


Yours faithfully
LION INDUSTRIES CORPORATION BERHAD


WONG PHOOI LIN
Secretary


c.c  Ms Violet Pagan  -    The Bank of New York
                            ADR Department
                            101 Barclay Street, 22W
                            New York
                            NY 10286

**PROCESSED**

**MAR 2 6 2008**

**THOMSON FINANCIAL**



Form Version V3.0
**General Announcement**
Ownership transfer to LION INDUSTRIES CORPORATION on 03/03/2008 06:04:20 PM
Reference No LI-080303-752FF

**Submitting Investment Bank/Advisor**
**(if applicable)**
**Submitting Secretarial Firm**
**(if applicable)**
**Company name ***     LION INDUSTRIES CORPORATION BERHAD
**Stock name ***      LIONIND
**Stock code ***      4235
**Contact person ***     Wong Phooi Lin
**Designation ***      Secretary

**Type ***    ● Announcement ○ Reply to query
**Subject :***   Dealings in Securities by Principal Officers Outside Closed Period

Note: If the announcement Is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

**Contents :-***
*(This field is to be used for the summary of the announcement)*
Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

**Announcement Details :-**
*(This field is for the details of the announcement, if applicable)*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Table 1

| Name of Principal Officer | Date of Exercise pursuant to Executive Share Option Scheme | Exercise Price per Share (RM) | Number of Shares Subscribed | % of Issued Share Capital |
|---|---|---|---|---|
| Young Pey Feei | 29.02.2008 | 1.037 | 49,000 | Negligible |
| | 29.02.2008 | 1.330 | 73,000 | Negligible |

**Attachment(s):- (please attach the attachments here)**

LION INDUSTRIES CORPORATION BERHAD (415-D)

..................................................................
Secretary

― 3 MAR 2008

1

**END**